                                                                 EXHIBIT (a)(11)

            SUPPLEMENT TO THE OFFER TO PURCHASE DATED MAY 20, 1998

                             SAMSONITE CORPORATION

 HAS AMENDED ITS OFFER TO PURCHASE TO CHANGE THE NUMBER OF SHARES WHICH IT IS
         OFFERING TO PURCHASE TO 10,500,000 SHARES OF ITS COMMON STOCK

                                      AT

                             $40.00 NET PER SHARE

 THE OFFER HAS BEEN EXTENDED. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 22, 1998, UNLESS THE OFFER IS FURTHER EXTENDED.

  Samsonite Corporation, a Delaware corporation (the "Company"), hereby amends its Offer to Purchase dated May 20, 1998 and is now offering to purchase from its stockholders up to 10,500,000 shares (constituting approximately 51% of the shares presently outstanding) of its common stock, $.01 par value per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights are herein referred to as the "Shares"), at $40.00 per Share, net to the seller in cash. Except as set forth in this Supplement, the offer to purchase continues to be governed by the terms and conditions set forth in the Offer to Purchase dated May 20, 1998 (the "Offer to Purchase") and in the Letter of Transmittal (which together constitute the "Offer"), and the information contained therein continues to be important to each stockholder's decision with respect to the Offer. Accordingly, this Supplement should be carefully read in conjunction with such documents, which have been previously mailed to stockholders.

                               ----------------

  THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 8,750,000 SHARES, WHICH NUMBER CONSTITUTES APPROXIMATELY 43% OF THE SHARES OUTSTANDING ON JUNE 5, 1998. THE OFFER IS ALSO CONDITIONED ON, AMONG OTHER THINGS, THE COMPANY'S HAVING OBTAINED SUFFICIENT FINANCING TO PURCHASE SHARES PURSUANT TO THE OFFER, TO REFINANCE EXISTING DEBT AND TO PAY RELATED FEES AND EXPENSES. SEE "THE OFFER--
SECTION 6" IN THE OFFER TO PURCHASE.

  THE COMPANY IS MAKING THE OFFER AS PART OF ITS PLAN OF RECAPITALIZATION DESCRIBED IN THE OFFER TO PURCHASE (THE "RECAPITALIZATION PLAN"). THE BOARD OF DIRECTORS OF THE COMPANY CONSIDERED THE EFFECTS OF THE OFFER AND THE RECAPITALIZATION PLAN, INCLUDING, AMONG OTHER THINGS, THE ABILITY OF THE COMPANY TO OPERATE ON A GOING FORWARD BASIS WITH ADDITIONAL LEVERAGE, AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MAKING OF THE OFFER AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE COMPANY.

  STOCKHOLDERS SHOULD NOTE THAT THE PURCHASE PRICE ($40 PER SHARE) REPRESENTS A SUBSTANTIAL PREMIUM OVER THE CLOSING SALE PRICE OF THE SHARES ($29 7/8 PER SHARE) AS REPORTED ON THE NASDAQ NATIONAL MARKET SYSTEM ON MAY 14, 1998, THE DAY FOLLOWING ANNOUNCEMENT OF THE RECAPITALIZATION PLAN AND THE OFFER. THE MARKET PRICE OF THE SHARES FOLLOWING CONSUMMATION OF THE RECAPITALIZATION PLAN AND THE OFFER IS EXPECTED TO BE SUBSTANTIALLY LOWER THAN THE PURCHASE PRICE AND THE MARKET PRICE OF THE SHARES ON THE DATE HEREOF. ACCORDINGLY, ANY SHARES NOT TENDERED PURSUANT TO THE OFFER AND

ANY TENDERED SHARES NOT ACCEPTED FOR PAYMENT BY REASON OF PRORATION OR OTHERWISE, ARE EXPECTED TO HAVE A MARKET PRICE FOLLOWING CONSUMMATION OF THE OFFER THAT IS SUBSTANTIALLY LOWER THAN THE PURCHASE PRICE AND THE MARKET PRICE OF THE SHARES ON THE DATE HEREOF. IF THE MARKET PRICE FOR SHARES FOLLOWING CONSUMMATION OF THE OFFER IS BELOW THE PURCHASE PRICE, AS EXPECTED, STOCKHOLDERS CAN BE ASSURED OF MAXIMIZING THE VALUE OF THEIR HOLDINGS AFTER GIVING EFFECT TO CONSUMMATION OF THE OFFER (THE SUM OF THE MARKET VALUE OF THEIR SHARES FOLLOWING THE OFFER PLUS THE AMOUNT RECEIVED IN THE OFFER) ONLY BY TENDERING 100% OF THEIR SHARES.

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's Shares, should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it and any other required documents to BankBoston, N.A. (the "Depositary") and either deliver the certificate(s) representing such Shares to the Depositary along with a Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE OFFER--Section 3" or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

  A stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in "THE OFFER--Section 3" in the Offer to Purchase.

  Questions and requests for assistance or additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Dealer Managers or to Innisfree M&A Incorporated (the "Information Agent") at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                               ----------------

                    The Dealer Managers for the Offer are:

     GOLDMAN, SACHS & CO.                        MERRILL LYNCH & CO.

                               ----------------

                 The date of this Supplement is June 9, 1998.

To the Stockholders of Samsonite Corporation:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase of Samsonite Corporation, a Delaware corporation (the "Company") dated May 20, 1998 (the "Offer to Purchase"). The Company is now offering to purchase from its stockholders up to 10,500,000 shares (reduced from up to 12,000,000 shares) of its common stock, $.01 par value per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights, on and after the date of their distribution, are herein referred to as the "Shares") at $40.00 (the "Purchase Price"), net to the seller in cash, upon the terms and the conditions set forth in the Offer to Purchase, as supplemented by this Supplement, and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

  THE OFFER IS CONDITIONED (THE "MINIMUM CONDITION") UPON THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 8,750,000 SHARES, WHICH NUMBER CONSTITUTES APPROXIMATELY 43% OF THE SHARES OUTSTANDING ON JUNE 5, 1998. THE OFFER IS ALSO CONDITIONED ON, AMONG OTHER THINGS, THE COMPANY'S HAVING OBTAINED SUFFICIENT FINANCING TO PURCHASE SHARES PURSUANT TO THE OFFER, TO REFINANCE EXISTING DEBT AND TO PAY RELATED FEES AND EXPENSES. SEE "THE OFFER--SECTION 6" IN THE OFFER TO PURCHASE.

  Procedures for tendering Shares are set forth in "THE OFFER--Section 3" of the Offer to Purchase. Tendering stockholders may use the Letter of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. Stockholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action, in order to receive, subject to the conditions of the Offer, the Purchase Price for their Shares, if their Shares are accepted for payment and paid for by the Company pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was used.

  THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               ----------------

  1. AMENDED TERMS OF THE RECAPITALIZATION PLAN AND THE OFFER; EXPIRATION DATE. The Company is now offering to purchase from its stockholders up to 10,500,000 shares (reduced from up to 12,000,000 shares) of its Common Stock. The Company has determined to amend the Recapitalization Plan and to reduce the number of shares it is offering to purchase in order to achieve greater flexibility under the terms of the Financing and the documents related thereto. At a meeting held on June 8, 1998, the Board of Directors after consultation with its financial and legal advisors considered the amendment to the Offer and the Recapitalization Plan, as originally adopted, contemplated by this Supplement and determined the Recapitalization Plan, as so amended, was fair to, and in the best interests of, stockholders of the Company and determined to recommend that stockholders of the Company accept the Offer, as amended, and tender their Shares to the Company.

  The Offer has been extended. The term "Expiration Date" shall mean 5:00 p.m., New York City time, on Monday, June 22, 1998, unless and until the Company, in its sole discretion, shall have further extended the period during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The proration period also expires on the Expiration Date.

  2. THE FINANCING. Certain changes have been made to the contemplated terms of the Financing (as described in the Offer to Purchase). Except as referred to herein, the terms of the Financing remain unchanged. The Company has entered into a new commitment (the "New Credit Facility Commitment") with Bank of

America National Trust and Savings Association, as Administrative Agent ("B of A"), and BankBoston, N.A., as Syndication Agent (together, the "Credit Facility Banks"). Pursuant to the New Credit Facility Commitment, the new credit facility has been reduced in aggregate size from $300 million to an amount to be determined (but not less than $210 million nor more than $250 million). The Credit Facility Banks have agreed to provide the Company with a $100 million revolving credit facility (the "Revolving Credit Facility"), a term loan facility in an amount to be determined (but not less than $60 million nor more than $100 million) (the "U.S. Term Loan Facility") to be borrowed by the Company and a $50 million term loan facility (the "European Term Loan Facility") to be borrowed by Samsonite Europe N.V. (the Revolving Credit Facility, the U.S. Term Loan Facility and the European Term Loan Facility are collectively referred to herein as the "New Credit Facility"). The Company will have the option in certain circumstances to add additional lenders as parties to the New Credit Facility and in connection therewith to increase the Revolving Credit Facility by up to an additional $50 million. The Revolving Credit Facility and the European Term Loan Facility will mature five years from the closing date. The U.S. Term Loan Facility will require principal repayments in each of the first five years of 1.0% of the original principal balance and principal repayment in each of the sixth and seventh years of 47.5% of the original principal balance.

  All loans made to the Company under the Revolving Credit Facility will bear interest either at the higher of .50% per annum above the latest Federal Funds Rate and the B of A reference rate (the "Base Rate") or the Eurodollar rate (each to be defined in the definitive documentation), plus, in each case, the "Applicable Margin," which is initially anticipated to be in the range of approximately 1.9375% to 2.75% per annum with respect to the Eurodollar rate loans and letters of credit and 1.50% to 1.75% per annum with respect to the Base Rate. All loans made to Samsonite Europe N.V. under the Revolving Credit Facility (including foreign standby letters of credit) and European Term Loan Facility will bear interest at the Eurocurrency Rate plus the "Applicable Margin." The Applicable Margin will rise or fall depending upon the financial performance of the Company. The Applicable Margin with respect to the aggregate undrawn face amount of each foreign documentary letter of credit is initially anticipated to be approximately 1.9375%. The Company will pay a commitment fee which initially will be 0.5% per annum on the unused portion of the Revolving Credit Facility. The fees paid in respect of domestic and foreign standby and documentary letters of credit will rise and fall depending on the financial performance of the Company, but in any event will not exceed 1.9375% per annum of the aggregate undrawn face amount of a foreign or domestic documentary letter of credit.

  The obligations under the U.S. Term Loan Facility and the Revolving Credit Facility will be secured by inventory, accounts receivable, intellectual property, personal property and other intangibles of the Company and its domestic subsidiaries in addition to the pledge by the Company of 100% of the capital stock of its major domestic subsidiaries and 66% of the capital stock of Samsonite Europe N.V. and other major non-domestic subsidiaries.

  The total amount of funds necessary to provide the Financing has been reduced by $60 million by reason of the change in the number of Shares being tendered for. The Company intends to reduce the amount of the U.S. Term Loan Facility to $60 million and to borrow $20 million less under the Revolving Credit Facility; however, the final decision will be made based upon interest rates and market conditions existing shortly prior to consummation of the Offer, and the Company may instead determine to effect such reduction in the aggregate amount of Financing in whole or in part by reducing the amount of Senior Subordinated Notes.

3. CERTAIN FINANCIAL INFORMATION

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                INFORMATION AND SUMMARY UNAUDITED CONSOLIDATED
                        PRO FORMA FINANCIAL INFORMATION

  The summary historical consolidated financial information of the Company and its subsidiaries presented below has been derived from the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended January 31, 1998 (the "Annual Report"), which is hereby incorporated herein by reference, and other information and data contained therein. More comprehensive financial information is included in the Annual Report and the financial information which follows is qualified in its entirety by reference to such report and to all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under the caption "--Additional Information" in the Offer to Purchase. The summary unaudited consolidated pro forma financial information set forth below gives effect to the Recapitalization Plan, including the purchase of Shares pursuant to the Offer, based on certain assumptions described in the accompanying notes, and gives effect thereto as if it had occurred on February 1, 1997, in the case of the statement of operations and other data, and on January 31, 1998, in the case of the balance sheet data. The summary audited consolidated pro forma financial information should be read in conjunction with the summary consolidated historical financial information and does not purport to be indicative of the results that would actually have been obtained had the Recapitalization Plan been completed at the dates indicated or that may be obtained in the future.

                                            YEAR ENDED JANUARY 31,
                                          ------------------------------
                                            1997            1998
                                          --------    ------------------
                                             HISTORICAL
                                          --------------------   PRO FORMA
                                          (IN THOUSANDS, EXCEPT PER
                                          SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Net Sales...............................  $741,138    $736,875  $736,875
Cost of Goods Sold......................   449,333     424,349   424,349
                                          --------    --------  --------
Gross Profit............................   291,805     312,526   312,526
Selling, General and Administrative
 Expenses                                  233,761(a)  234,257   239,485(b)
Amortization of Intangible Assets(c)....    31,837       7,101     7,101
Provision for Restructuring Operations..    10,670       1,866     1,866
Other Income--Net(d)....................    18,821      28,294    28,294
Interest Expense--Net(e)................    34,251      17,344    44,844(f)
Income Tax Expense......................    10,389      23,088    10,651(g)
Minority Interest in Earnings in            (1,041)       (287)     (287)
 Subsidiaries...........................  --------    --------  --------
Income (Loss) from Continuing
 Operations.............................   (11,323)     56,877    36,586
Income (Loss) from Operations
 Discontinued and Sold, Cumulative
 Effect of Change in Accounting
 Principles and Extraordinary Items             --     (16,178)  (22,402)
                                          --------    --------  --------
Net Income (Loss).......................  $(11,323)   $ 40,699  $ 14,184
                                          ========    ========  ========
Senior Preferred Stock Dividends(h)                               22,383
                                                                --------
Net Income (Loss) Available to Common to
 Stockholders...........................                        $ (8,199)
                                                                ========
Income (Loss) per Share--Basic(h):
 Continuing Operations..................  $   (.71)   $   2.81  $   1.46
 Net Income (Loss)......................      (.71)       2.01      (.84)
Income (Loss) per share--Assuming
 Dilution(h):
 Continuing Operations..................      (.71)       2.70      1.34
 Net Income (Loss)......................      (.71)       1.93      (.77)
OTHER DATA:
EBIT (i)................................  $ 34,358    $ 97,596  $ 97,596
Depreciation and Amortization...........    53,889      28,594    28,594
                                          --------    --------  --------
EBITDA(j)...............................    88,247     126,190   126,190
Items relating to Settlement of
 Contingent Liabilities and Other
 Adjustments............................    (3,368)    (13,762)  (13,762)
                                          --------    --------  --------
Adjusted EBITDA(k)......................  $ 84,879    $112,428  $112,428
                                          ========    ========  ========
Ratio of Adjusted EBITDA to Pro Forma
 Interest Expense--Net(l)                       --          --     2.51x
Ratio of Earnings to Fixed Charges(m)...     1.00x       4.39x     1.20x
Capital Expenditures....................  $ 31,093    $ 36,313  $ 36,313
BALANCE SHEET DATA (AS OF END OF
 PERIOD):
Property, Plant and Equipment, Net......  $143,959    $142,351  $142,351
Total Assets............................   592,658     610,049   654,682
Long-Term Obligations (including current
 installments)..........................   290,617     179,223   484,421
Redeemable Preferred Stock..............       --          --    168,900
Stockholders' Equity (Deficit)..........    24,998     208,886  (220,579)

--------
(a) Selling, general administrative expenses include $5.4 million of expenses during the year ended January 31, 1997 for (i) consulting fees to establish the restructuring plan ($0.8 million), (ii) the cessation of the former chief executive officer's employment and the change in management ($4.1 million) and (iii) expenses in excess of the original provision in fiscal 1996 for the consolidation of American Tourister manufacturing facilities ($0.5million)
(b) Pro forma selling, general and administrative expenses have been adjusted to reflect a $4.8 million charge for estimated expenses associated with the process of exploring alternatives to enhance stockholder value, including the Recapitalization Plan, and a $0.4 million charge for deferred financing costs related to the Company's existing credit facility.
(c) Prior to July 14, 1995, the Company was a subsidiary of Astrum International Corp. ("Astrum"). On July 14, 1995, Astrum merged with Samsonite Corporation and changed its name to Samsonite Corporation. In June 1993, Astrum completed a financial restructuring pursuant to a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, Effective June 30, 1993 and pursuant to the American Institute of Certified Public Accountants Statement of Position 90-7 entitled "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP-97"), the Company was required to adjust its assets and liabilities to their fair ("fresh start") values and create a new entity for financial reporting purposes. Since June 30, 1993, the Company's statements of operations include amortization and depreciation related to these fresh start adjustments. The most significant fresh start adjustment relates to recording Reorganization Value in Excess of Identifiable Assets, which was amortized over a three-year period which ended in June 1996. In addition, fresh start amortization includes amortization of fresh start adjustments to reflect the fair value of trademarks, licenses, patents and other intangibles, which are being amortized over periods from one to forty years. Fresh start amortization and depreciation also includes depreciation of fresh start adjustments to reflect the fair value of property and equipment, depreciated over their estimated useful lives ranging primarily from two to six years.

  Fresh Start Amortization and Depreciation consists of the following:

                                                      YEAR ENDED JANUARY 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
                                                          (IN THOUSANDS)
   FRESH START AMORTIZATION:
   Amortization of Reorganization Value in Excess of
    Identifiable Assets.............................      $22,947  $        --
   Amortization of Licenses, Patents and Other......        4,897        3,158
   Amortization of Trademarks.......................        3,079        3,026
                                                      -----------  -----------
     Total Fresh Start Amortization Included in
      Amortization of Intangibles...................       30,923        6,184
                                                      -----------  -----------
   FRESH START DEPRECIATION--PROPERTY AND EQUIPMENT:
   Included in Cost of Goods Sold...................        2,914        2,093
   Included in Selling, General and Administrative
    Expenses........................................          647          461
                                                      -----------  -----------
     Total Fresh Start Depreciation.................        3,561        2,554
                                                      -----------  -----------
   Total Fresh Start Amortization and Depreciation..  $    34,484  $     8,738
                                                      ===========  ===========

(d) Other income--net for fiscal 1997 and 1998 consists of the following:

                                                      YEAR ENDED JANUARY 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
                                                          (IN THOUSANDS)
   Net gain from foreign currency forward delivery
    contracts.......................................  $     2,829  $     6,463
   Rental income....................................        1,987        1,633
   Equity in loss of unconsolidated affiliate.......          (33)        (547)
   Pension expense related to merged plans..........           --         (706)
   Foreign currency transaction losses, net.........         (211)      (1,834)
   Loss on disposition of fixed assets, net.........          (62)        (377)
   Other, net.......................................       (1,120)      (1,247)
   Favorable settlement of claims...................        3,802        2,060
   Adjustment of allowances relating to previous op-
    erations........................................          529        5,299
   Adjustment of contingent tax accruals............           --       12,700
   Collection of loans to settlement trust..........           --        4,850
   Adjustment of liability for PBGC claims..........       11,100           --
                                                      -----------  -----------
                                                      $    18,821  $    28,294
                                                      ===========  ===========

(e) Interest Expense--Net consists of interest expense and amortization of debt issuance costs and premium less interest income.
(f) Pro Forma Interest Expense--Net gives effect to the issuance of the Senior Subordinated Notes, and additional borrowings under the New Credit Facility, including the amortization of debt issuance costs. For purposes of calculating Pro Forma Interest Expense--Net, the Financing is assumed to consist of $350 million aggregate principal amount of Senior Subordinated Notes, $210 million of borrowings available under the New Credit Facility and $175 million aggregate liquidation preference of Senior Preferred Stock. Such relative amounts are not anticipated to change, but it is possible that they may do so. The foregoing increases interest expense--net by approximately $27.5 million, based on the Company's estimate of interest rates at the time the Financing is expected to be consummated. Pro Forma Interest Expense--Net consists of the following (in millions):

   Senior Subordinated Notes (9.25%)..................................... $32.4
   New Credit Facility(8.40% to 8.65% on the U.S. Facility)..............   8.9
   Capital lease obligations and other foreign borrowings................   4.4
   Non-cash amortization of capitalized fees and expenses................   1.7
   Less interest income..................................................  (2.6)
                                                                          -----
     Net interest expense................................................ $44.8
                                                                          =====

(g) Pro Forma Income Tax Expense reflects the tax effect of the additional interest expense described in note (f) above and the tax effect of certain other expenses described in note (b) above (an aggregate decrease of $12.4 million in income tax expense).
(h) Pro Forma Income (Loss) per Share data reflects the deduction of pro forma dividends (at an estimated rate of 12.5%) and amortization of issuance costs related to the Senior Preferred Stock Units without allocating any value to the Warrants. The value of the Warrants cannot be determined at this time and will depend on the market value of the Common Stock based on the trading price after consummation of the Recapitalization Plan. Such cost will be amortized over the twelve-year term of the Senior Preferred Stock and will be deducted from net income (loss) to determine income
    (loss) available to common stockholders in the determination of net income
    (loss) per share.
(i) EBIT is defined as Income (Loss) from Continuing Operations plus Interest Expense--Net and Income Tax Expense plus Minority Interest in Earnings of Subsidiaries plus, in the case of pro forma EBIT, certain expenses described in note (b) above.
(j) EBITDA is defined as EBIT (as defined above) plus amortization and depreciation. The Company believes that EBITDA provides useful information regarding the Company's ability to service its indebtedness, but it should not be considered in isolation or as a substitute for operating income or cash flow from operations (in each case as determined in accordance with generally accepted accounting principles) or as an indicator of the Company's operating performance or as a measure of the Company's liquidity. Other companies may calculate EBITDA in a different manner than the Company. EBITDA does not take into consideration substantial costs and cash flows of doing business, such as interest expense, income taxes, depreciation and amortization. EBITDA does not represent funds available for discretionary use by the Company because those funds are required for debt service, capital expenditures to replace fixed assets, working capital and other commitments and contingencies. EBITDA is not an accounting term and is not used in generally accepted accounting principles.
(k) Adjustments to EBITDA to arrive at Adjusted EBITDA include various income and expense items included in EBIT and EBITDA which management believes should be excluded in order to reflect recurring operating performance. These items include:
    (i) Provisions for Restructuring Operations of $10.7 million and $3.6 million in fiscal 1997 and fiscal 1998, respectively. In fiscal
        1998, the Company's statement of operations reflects a net
        Provision for Restructuring Operations of $1.9 million which is comprised of a gross restructuring charge of $3.6 million for the fiscal year net of a $1.7 million credit for expenses not incurred with respect to fiscal 1997's 10.7 million Provision for Restructuring Operations;

    (ii) Other Income--Net, except for certain recurring transactions including net gains from foreign currency forward delivery contracts, rental income, equity in loss of unconsolidated affiliate and pension expense related to merged plans (which are reflected in the first four line items of note (d) above); and

    (iii) Unfavorable production variances of $4.1 million during the second half of fiscal 1998 arising from production problems in the Company's North American manufacturing operations. These problems primarily related to implementation of the strategic plan announced in May 1996 and, in the judgment of management, were nonrecurring. EBITDA has not been adjusted for production variances in prior years (which totaled $2.4 million in fiscal 1997) or for $5.0 million of additional production variances in fiscal 1998.

(l) Based on the Company's forecast for the first quarter of fiscal 1999, the ratio of Adjusted EBITDA to Pro Forma Interest Expense for the 12 months ended April 30, 1998 would be 2.21x.
(m) For purposes of computing the Ratio of Earnings to Fixed Charges, fixed charges consist of interest (including the interest component of rental expenses), amortization of debt expense and dividends on preferred stock. Earnings consist of Earnings from Continuing Operations before Taxes, plus fixed charges. Earnings from Continuing Operations before Taxes include significant nonrecurring amounts related to various items for the settlement of certain continuing liabilities from previous operations.

  4. TREATMENT OF OPTIONS AND RESTRICTED STOCK. Holders of currently exercisable options to purchase Shares ("Options") have the right to exercise such Options and tender the Shares received as a result of such exercise into the Offer. In addition, the Company expects to make certain equitable adjustments to the Options. All Options (whether or not exercisable prior to expiration of the Offer) remaining unexercised after the Offer will be adjusted by reducing the exercise price of each Option by an amount to be determined (the "Adjustment Amount") but, it is anticipated, in no event to below 25% of the average trading price for the Common Stock for the ten trading days commencing on the second trading day following the acceptance of Shares for payment by the Company in the Offer (the "Post-Offer Trading Price"). If the Adjustment Amount would result in an Option holder's exercise price being reduced to below 25% of the Post-Offer Trading Price (but for the limitation in the preceding sentence), then it is anticipated that alternative arrangements will be made subject to approval of the Board of Directors of the Company and the Compensation Committee thereof. The Company expects (subject to Board of Directors and Compensation Committee approval) to allow holders of Options with exercise prices (following the adjustment referred to above) that exceed the Post-Offer Trading Price to surrender such Options to the Company and in exchange receive a reduced number of new options to purchase Shares at exercise prices equal to the Post-Offer Trading Price and with a vesting schedule the same as the Options surrendered.

  Holders of restricted Shares shall be permitted to tender their restricted Shares in the Offer. Both the cash to be paid by the Company with respect to accepted restricted Shares, and any restricted Shares of such holders that are not purchased in the Offer and returned to the holder, shall be subject to the same vesting requirements that currently apply to their unvested restricted Shares.

  5. MISCELLANEOUS. Except as expressly set forth in this Supplement, the terms and conditions of the Offer remain in full force and effect.

  The Company has filed an amendment to its Issuer Tender Offer Statement on
Schedule 13E-4 relating to the Offer with the Commission furnishing certain additional information with respect to the Offer. Such filings, including exhibits, may be examined, and copies may be obtained, at the same place and in the same manner as is set forth in "THE OFFER--Section 10" of the Offer to Purchase.

                                          SAMSONITE CORPORATION

June   , 1998

  Manually signed facsimile copies of a Letter of Transmittal will be accepted. A Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                               BANKBOSTON, N.A.

By First Class Mail Only:       By Facsimile:         By Registered, Certified
                          Transmission for Eligible              &
                              Institutions Only:      Overnight Courier Only:

     Boston EquiServe          Boston EquiServe           Boston EquiServe
 Corporate Reorganization  Corporate Reorganization   Corporate Reorganization
      P.O. Box 8029          (781) 575-2233/2232         150 Royall Street
  Boston, Massachusetts                                Canton, Massachusetts
        02266-8029                                             02021

                                   By Hand:

                             Securities Transfer &
                           Reporting Services, Inc.
                         1 Exchange Plaza/55 Broadway
                              New York, NY 10006

                             Confirm by Telephone:

                                (781) 575-3100

  Any questions or requests for assistance or additional copies of this Supplement, Offer to Purchase, the Letters of Transmittal and the Notices of Guaranteed Delivery may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                          INNISFREE M&A INCORPORATED
                              501 Madison Avenue
                                  20th Floor
                           New York, New York 10022

                        Call Toll-Free: (888) 750-5834

            Banks and Brokerage Firms Call Collect: (212) 750-5883

                    The Dealer Managers for the Offer are:

     GOLDMAN, SACHS & CO.                        MERRILL LYNCH & CO.